August 6, 2018

Peter M. Barbee
Chairman and President
Advance Green Energy, Inc.
523 South Highway 41
Inverness, FL 34450

       Re: Advance Green Energy, Inc.
           Offering Statement on Form 1-A
           Filed July 11, 2018
           File No. 24-10867

Dear Mr. Barbee:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 11, 2018

Cover Page of Offering Circular, page 1

1.    Please limit the cover page of the offering circular to one page. See
Item 1 of Part II of
      Form 1-A.
2. Please identify on the cover page of the offering circular which disclosure format you are using. See Part II(a)(1)(ii) of Form 1-A.
3. Disclose here and under "The Offering" on page 3 on which marketplace of OTC Markets
      Group Inc. you are applying to have your Class A common stock traded, that is, OTCQX,
      OTCQB, or OTC Pink.
The Offering, page 3
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany2018
August 6, NameAdvance Green Energy, Inc.
August 6, 2018 Page 2
Page 2
FirstName LastName

4. Under "Securities offered" and "Maximum offering amount," please indicate that a maximum of 200,000,000 shares of your Class A common stock is being offered.
5. Under "Number of shares of Common Stock outstanding before the offering" and
         "Number of shares of Common Stock to be outstanding after the offering," please specify the number of shares of common stock which are Class A and the number of shares of common stock which are Class B.
We are highly dependent on the services of our key executives..., page 6

6. Please file the employment agreement of Mr. Bradley Dye as an exhibit to the Form 1-A.
         See Item 17 of Part III of Form 1-A. Additionally, we assume that the reference to a "Mr.
         Green" is inadvertent. Please revise.
The market price for the common stock may be particularly volatile..., page 7

7. Describe briefly what the "Alternative Reporting" standard for filing financial reports with marketplaces of OTC Markets Group Inc. is.
A reverse stock split may decrease the liquidity..., page 11

8. Disclose whether you intend to effect a reverse stock split of your Class A common stock or Class B common stock.
As we currently purchase all of our product supply requirements from outside sources..., page 13

9. Indicate whether you have any agreements with your suppliers, and disclose the principal provisions of any agreements with suppliers in the business section. Additionally, advise what consideration you have given to filing any agreements with suppliers as exhibits to the Form 1-A. See Item 17(6)(b) of Part III of Form 1-A.
If we are unable to protect our technology and intellectual property..., page
14

10. Clarify whether you have any issued patent or pending patent application. If so, describe briefly in the business section the term of any issued patent and the status of any pending patent application.
If we are unable to meet customer demand or comply with quality regulations... , page 14

11. Disclosure that your manufacturing facilities are subject to periodic inspections by governmental regulatory agencies is inconsistent with disclosure on page 13 that you have no manufacturing capability. Please reconcile the disclosures.
We may not be able to secure additional financing..., page 15

12. We note the phrase "such as the debt covenants under our secured credit facility." We are
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany2018
August 6, NameAdvance Green Energy, Inc.
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FirstName LastName
         unable to locate any disclosure pertaining to a secured debt facility in the Form 1-A.
         Please advise and, as appropriate, revise your disclosure.
Use of Proceeds, page 17

13. If your estimated offering expenses are $2,000,000, it is unclear why you are showing in the "Approximate Offering Expenses" column three other amounts ranging from
         $1,000,000 to $4,000,000. Please reconcile the disclosures.
Dilution, page 19

14. Disclosure that the second table assumes the sale of all 500,000,000 shares of common stock is inconsistent with disclosures elsewhere that you are offering 200,000,000 shares of Class A common stock. Please reconcile the disclosures.
15. Clarify whether the shares purchased by existing shareholders presented in the second table are shares of Class A common stock.
No Escrow, page 22

16. We note the disclosure that you will conduct the offering primarily through an online platform. Tell us what your plans are for setting up the online platform, and describe for us its principal features.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

17. Describe in reasonable detail the specific components of your plan of operations for the next 12 months, including the estimated costs of each specific component. See Item
         9(b)(c) of Part II of Form 1-A.
Our Business, page 24

18. Clarify in the first paragraph that you are in the research, development, and initial marketing stage of selling products for reducing pollution from fossil fuels.
19. Provide additional disclosure in support of the statement "We believe that we have the leading solution to the problem of pollution from coal fired power plants."
Our Strategy, page 24

20. Provide additional disclosure in support of the statement "We are a cost-effective, easy to implement solution to reduce pollution from coal, diesel fuel, and bunker fuel."
Coal, page 24

21. Provide additional disclosure in support of the two statements in the last paragraph.
         Similarly, provide additional disclosure in support of the two statements under "Diesel
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany2018
August 6, NameAdvance Green Energy, Inc.
August 6, 2018 Page 4
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FirstName LastName
         Fuel" on page 25, the statement in the second sentence under "Bunker Fuel" on page 25, and the statement in the second sentence under "Coal Gasification" on page 25.
Preliminary Tests on Coal, page 25

22. File the consent of Western Kentucky University Combustion Facility as an exhibit to the
         Form 1-A. See Rule 436 of the Securities Act Rules.
Bunker Fuel, page 27

23. Provide additional disclosure in support of the statement "We believe that our FUTT-XX is a cost-effective way to reduce bunker fuel pollution."
Management, page 29

24. Describe briefly the business experience of Messrs. Peter M. Barbee and Bradley Dye during the past five years, including their principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of
         Form 1-A.
Management Stock Option Plan, page 35

25. Please identify the members of the management stock bonus plan committee.
Exhibits

26.      Disclosure in the first sentence of the legal opinion filed as Exhibit
12.1 that Advance
         Green Energy, Inc. is a Wyoming company is inconsistent with disclosure in the offering statement that Advance Green Energy, Inc. is a Florida company. Please file a revised legal opinion.
27. Please file the subscription agreement that will be used in this offering as an exhibit to the
         Form 1-A. See Item 17(4) of Part III of Form 1-A.
Signatures, page III-2

28. We note the disclosure on page 29 that Mr. Bradley Dye is a director. Mr. Dye also must sign the offering statement. See Instruction 1 to Signatures on Form
1-A.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Peter M. Barbee
Advance Green Energy, Inc.
August 6, 2018
Page 5

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter M. Barbee
                                                           Division of
Corporation Finance
Comapany NameAdvance Green Energy, Inc.
                                                           Office of
Manufacturing and
August 6, 2018 Page 5                                      Construction
FirstName LastName